

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 7, 2018

<u>Via E-mail</u>
Luke Colton, Chief Financial Officer
Turquoise Hill Resources Ltd.
200 Granville Street, Suite 354
Vancouver, British Columbia, Canada
V6C 1S4

> **Re: Turquoise Hill Resources Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 15, 2018**
> **File No. 001-32403**

Dear Mr. Colton:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel and Mining